Exhibit (a)(2)

ANNEX D

OFFER TO PURCHASE FOR CASH
UP TO 890,000 ORDINARY SHARES
(INCLUDING ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES)
of
KOOR INDUSTRIES LTD.
by
DISCOUNT INVESTMENT CORPORATION LTD.
Dated August 30, 2006

INFORMATION FOR HOLDERS OF AMERICAN DEPOSITARY SHARES

This document contains important information regarding the offer to purchase up to 890,000 ordinary shares, NIS 0.001 par value per share, of Koor Industries Ltd. (“Koor”), by Discount Investment Corporation Ltd. (“we”, the “Offeror” or “Discount”), dated August 30, 2006, relevant to the holders of Koor’s American Depositary Share (“ADSs”).

IMPORTANT: The information contained herein should be read in conjunction with the Offer Document (‘Mifrat’) to which this document is attached as well as the Letter of Transmittal enclosed herewith.

The offer is being conducted simultaneously in the United States and Israel pursuant to the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder (the “Israeli Securities Law”). In this respect, you should be aware that the requirements under the Israeli Securities Law with respect to tender offers are different from those of the laws of the United States.

The Offer Document was filed with the Israeli Securities Authority (“ISA”) and the Tel Aviv Stock Exchange Ltd. (“TASE”). We have also filed an English translation of the Hebrew language Offer Document , including the ancillary documents thereto, as an exhibit to the Form CB that we filed with the United States Securities and Exchange Commission (“SEC”). Such filing is available on the SEC’s website (http://www.sec.gov).

The offer has not been approved or disapproved by the SEC, any state securities commission, or the ISA, nor has the SEC, any state securities commission or the ISA passed upon the fairness or merits of the offer or upon the accuracy or adequacy of the information contained therein.

The U.S. Tender Agent for the offer is:

By Hand/Overnight Courier:	By Facimile	By Mail:
(to Eligible Institutions only)
+1-718-234-5001
American Stock Transfer & Trust Company	Confirm by Telephone:	American Stock Transfer & Trust Company
Operations Center	Toll-free (877) 248-6417	Operations Center
Attn: Reorganization Department	(718) 921-8317	Attn: Reorganization Department
6201 15th Avenue		P.O. Box 2042
Brooklyn, New York 11219		New York, New York 10272-2042

Any questions and requests for assistance may be directed to MacKenzie Partners, Inc., our Information Agent:

105 Madison Avenue
New York, New York 10016
call collect +1-212-929-5500
or
toll free +1-800-322-2885
Email: proxy@mackenziepartners.com

        Unless the context otherwise requires, all references in this document to “Discount,” “us,” “we,” and “our” are to Discount Investment Corporation Ltd. All references to “Koor” are to Koor Industries Ltd. All references to “NYSE” are to the New York Stock Exchange. All references to “TASE” are to the Tel Aviv Stock Exchange Ltd. All references to “dollars” or “$” are to United States dollars and all references to “NIS” are to New Israel Shekel. All references to ” ordinary shares” are to ordinary shares of Koor, NIS 0.001 par value per share. All references to “ADSs” are to American Depositary Shares of Koor. As each five (5) ADSs represent one underlying ordinary share, all references to Koor shares, ordinary shares or shares includes a reference to five ADSs, unless the context suggests otherwise.

INTRODUCTION

        This document contains important information regarding the offer to purchase up to 890,000 ordinary shares (including ordinary shares represented by ADSs) of Koor by Discount, dated August 30, 2006, relevant to the holders of Koor’s ADSs. As set forth in the Offer Document (‘Mifrat’) to which this document is attached, the initial period of the offer will be completed at 10:00 a.m., New York time, or 5:00 p.m., Israel time, in each case, on Thursday, September 21, 2006. We refer to the period from the commencement of the offer until September 21, 2006, as the Initial Offer Period, and the date of completion of the Initial Offer Period is referred to as the Initial Completion Date.

        We will publicly announce in accordance with applicable law, and in any event issue a press release by 3:00 a.m., New York time, or 10:00 a.m., Israel time, on the business day following the Initial Completion Date, whether or not the conditions to the offer have been satisfied or, subject to applicable law, waived by us.

        As required by Israeli law, if the conditions to the offer have been satisfied or, subject to applicable law, waived by us, then if, with respect to each share (or ADS) owned by you: (a) you have not yet responded to the offer; (b) you have notified us of your objection to the offer; or (c) you have tendered such share but have withdrawn your tender during the Initial Offer Period, you will be afforded an additional four calendar-day period, until 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Monday, September 25, 2006, during which you may tender each such share. We refer to this additional period as the Additional Offer Period and the date of expiration of the Additional Offer Period is referred to as the Final Expiration Date. These dates will change if we decide to extend the Initial Offer Period.

QUESTIONS & ANSWERS

        The following questions and answers are designed to assist you in reading and understanding the Offer Document to which this document is attached. It is not meant to be a substitute for the information contained in the Offer Document, and the information contained herein is qualified in its entirety by the fuller descriptions and explanations contained in the Offer Document as well as in the later pages of this document. The following are some of the questions you, as a holder of an ADS, may have about the offer and answers to those questions. You are urged to read carefully the entire Offer Document, this document, the Letter of Transmittal and other related documents delivered to you prior to making any decision regarding whether to tender your shares.

Who is offering to buy my securities?

—	Discount Investment Corporation Ltd. See Section 2 of the Offer Document.

How many shares are sought in the offer?

—	See Section 2 of the Offer Document.

How much are you offering to pay and what is the form of payment?

—	We are offering to pay NIS 225.0 per ordinary share (or for five ADSs collectively representing one underlying ordinary share), net to you (subject to withholding taxes, as applicable), in cash, without interest. However, all holders of ADSs will be paid solely in United States dollars based on the representative exchange rate of NIS per U.S. dollar as published by the Bank of Israel on the Final Expiration Date (or, if no such exchange rate is published on the Final Expiration Date, the representative exchange rate published by the Bank of Israel immediately prior to the Final Expiration Date). Because we are not able to issue fractional ADSs, if we are required to purchase ADSs on a pro rata basis, we will determine the number of ADSs to purchase from each tendering holder by rounding down to the nearest whole ADS the number of ADSs calculated pursuant to the proration. See Section 10 of the Offer Document and Section 1 of this document.

Can I object to the offer?

—	Yes. Pursuant to Israeli law, you may object to the offer. See Section 3 of the Offer Document and Section 2 of this document.

What are the conditions to the offer?

—	See Section 5 of the Offer Document.

How long do I have to decide whether to tender in the offer?

—	You may tender your shares until 10:00 a.m., New York time, or 5:00 p.m., Israel time, in each case, on September 21, 2006 (as may be extended by us). We refer to the period from the commencement of the offer until September 21, 2006 (as may be extended by us) as the Initial Offer Period, and the date of completion of the Initial Offer Period is referred to as the Initial Completion Date.

—	We will publicly announce in accordance with applicable law, and in any event issue a press release by 3:00 a.m., New York time, or 10:00 a.m., Israel time, on the business day following the Initial Completion Date, whether or not the conditions to the offer have been satisfied or, subject to applicable law, waived by us. As required by Israeli law, if the conditions to the offer are satisfied or, subject to applicable law, waived by us, then if, with respect to each share owned by you:

▶	you have not yet responded to the offer;

▶	you have notified us of your objection to the offer; or

▶	you have tendered such share but have withdrawn your tender during the Initial Offer Period,

you will be afforded an additional four calendar-day period following the Initial Completion Date, until 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Monday, September 25, 2006, during which you may tender such share. We refer to this additional period as the Additional Offer Period and the date of expiration of the Additional Offer Period is referred to as the Final Expiration Date. These dates will change if we decide to extend the Initial Offer Period.

See Section 3 of the Offer Document and Section 2 of this document.

How do I tender my ADSs?

—	If your ADSs are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your ADSs for you;

—	If you hold ADSs in your own name, complete and sign the Letter of Transmittal, in accordance with its instructions and deliver it to American Stock Transfer & Trust Company, the U.S. Tender Agent for the offer, together with any required signature guarantees, the certificates evidencing your ADSs, and any other documents required by the Letter of Transmittal; or

—	If you are an institution participating in The Depository Trust Company, which we call the “Book-Entry Transfer Facility” in this document, tender your ADSs according to the procedure for book-entry transfer described herein.

ii

See Section 2 of this document.

Can I tender my shares using a guaranteed delivery procedure?

—	No. You may only tender your shares by following the procedures and instructions described in Section 2 of this document.

When can I withdraw the shares I tendered in the offer?

—	You may withdraw any previously tendered shares at any time prior to the completion of the Initial Offer Period. During the Additional Offer Period, you may not withdraw shares tendered during the Initial Offer Period. See Section 3.11 of the Offer Document and Section 3 of this document.

How will I be notified if the offer is extended, amended or terminated?

—	If we decide to extend, amend or terminate the offer, we will inform the U.S. Tender Agent, the Israeli Depositary and the Information Agent of that fact. We will also publicly announce the extension, amendment or termination in accordance with Israeli law. In addition, we will (1) file with the SEC any amendments to the Offer Document, in English, on Form CB by no later than one business day following the publication thereof in Israel and (2) make announcements regarding the offer by distributing a press release to PR Newswire.

What are the tax consequences of the offer?

—	The receipt of cash for shares accepted for payment by us from tendering shareholders who are “United States persons” for United States federal income tax purposes will be treated as a taxable transaction for United States federal income tax purposes.

—	The receipt of cash for shares accepted for payment by us from tendering shareholders will generally be a taxable transaction for Israeli income tax purposes for both Israeli residents and non-Israeli residents, unless a specific exemption is available or a tax treaty between Israel and the shareholder’s country of residence provides otherwise.

—	The receipt of cash for shares accepted for payment by us from tendering shareholders is generally subject to the withholding of Israeli tax at the source, at the rate of 20.0% of the shareholder’s gain on such sale. We have obtained an approval from the Israeli Tax Authority with respect to the Israeli withholding tax rates applicable to shareholders as a result of the purchase of shares in the offer. The approval provides, among other things, that tendering shareholders who (1) certify that they are non-Israeli residents (and with respect to non-Israeli resident corporations, that Israeli residents are not controlling shareholders of the corporation (holding 25.0% or more of the means of control of such corporation), and that Israeli residents are not the beneficiaries of, or are entitled to, 25.0% or more of the revenues or profits of such corporation, whether directly or indirectly) and hold their shares directly or through a foreign (non-Israeli) broker or financial institution, will not be subject to Israeli withholding tax, (2) hold their shares through an Israeli broker or financial institution, will be subject to Israeli withholding tax to the extent required by Israeli law, and (3) are shareholders not described in clauses (1) and (2) above, will be subject to Israeli withholding tax at a fixed rate of 15.66% of the gross proceeds payable to them pursuant to the offer.

—	You are urged to seek professional advice from your own advisors concerning the tax consequences applicable to your particular situation. See Section 6 of the Offer Document and Section 4 of this document.

With whom may I talk if I have questions about the offer?

—	You can call MacKenzie Partners, Inc., our Information Agent in the United States, at 1-212-929-5500 or 1-800-322-2885, during their normal business hours. See the front cover of this document.

iii

1.	ACCEPTANCE FOR PAYMENT AND PAYMENT.

        General. According to Israeli law, to secure the payment for the shares tendered in the offer, the Israeli Depositary, which is a TASE member, has agreed to guarantee our obligation to pay for the shares tendered and accepted by us for payment pursuant to the offer.

        Promptly following the Final Expiration Date and upon the terms of, and subject to the conditions to, the offer (including, if the Initial Offer Period is extended or the offer is otherwise amended, the terms of, and conditions to, any such extension or amendment), subject to proration, we will accept for payment and, subject to any applicable withholding tax duties, pay, for all shares validly tendered prior to the Final Expiration Date and not properly withdrawn. We expect to make such payment, including in the event that proration of tendered shares is required, promptly following the Final Expiration Date.

        In all cases, we will pay for shares validly tendered and accepted for payment pursuant to the offer only after timely receipt of the required documents to substantiate a valid tender.

        Under no circumstances will interest be paid on the purchase price to be paid, regardless of any extension of the offer or any delay in making payment.

        If, pursuant to the terms of, and conditions to, the offer, we do not accept tendered shares for payment for any reason or if certificates are submitted representing more shares than are tendered (including by reason of proration), certificates evidencing unpurchased shares will be returned to the tendering shareholder (or, in the case of shares tendered by book-entry transfer pursuant to the procedure set forth in Section 3, the shares will be credited to the relevant account), promptly following the expiration, termination or withdrawal of the offer.

        If, prior to the Final Expiration Date, we increase the consideration per share offered to any shareholders pursuant to the offer, the increased consideration per share will be paid to all holders of shares that are purchased pursuant to the offer, whether or not such shares were tendered prior to the increase in consideration.

        Form of Payment. All holders of ADSs tendering their ADSs to the U.S. Tender Agent will be paid solely in U.S. dollars based on the representative exchange rate of NIS per U.S. dollar as published by the Bank of Israel on the Final Expiration Date (or, if no such exchange rate is published on the Final Expiration Date, the representative exchange rate published by the Bank of Israel immediately prior to the Final Expiration Date).

        Withholding Tax. Please note that under the “Backup Withholding” provisions of U.S. federal income tax law, the U.S. Tender Agent may be required to withhold 28.0% of the gross proceeds payable to a tendering shareholder or other payee pursuant to the offer. To prevent the withholding of 28.0% of the purchase price received for shares tendered in the offer to the U.S. Tender Agent, each tendering shareholder who does not otherwise establish an exemption from such withholding, must provide the U.S. Tender Agent with such shareholder’s correct taxpayer identification number and certify that it is not subject to U.S. federal backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or the appropriate IRS Form W-8, as applicable. See Instruction 9 of the Letter of Transmittal. Holders of shares that are not U.S. Holders (as defined below) are urged to consult their tax advisors regarding the application of U.S. income and withholding taxes and backup withholding (including eligibility for any withholding tax reduction or exemption, and the refund procedure).

        Please also note that under the “withholding tax” provisions of Israeli income tax law, the gross proceeds payable to a tendering shareholder in the offer will generally be subject to Israeli withholding tax at the rate of 20.0% of the shareholder’s gain on such sale. However, based on an approval that we received from the ITA, tendering shareholders who (1) certify that they are non-Israeli residents (and with respect to non-Israeli resident corporations, that Israeli residents are not controlling shareholders of the corporation (holding 25.0% or more of the means of control of such corporation), and that Israeli residents are not the beneficiaries of, or are entitled to, 25.0% or more of the revenues or profits of such corporation, whether directly or indirectly) and hold their shares directly or through a foreign (non-Israeli) broker or financial institution will not be subject to withholding tax, (2) hold their shares through an Israeli broker or financial institution will be subject to withholding tax to the extent required by Israeli law, and (3) are shareholders not described in clauses (1) and (2) above, will be subject to withholding tax at a fixed rate of 15.66% of the gross proceeds payable to them pursuant to the offer. To prevent us from withholding Israeli income tax from the gross proceeds payable to you (if any) pursuant to the offer, see Section 5 and the Letter of Transmittal.

2.	PROCEDURES FOR TENDERING SHARES OR NOTIFYING US OF YOUR OBJECTION TO THE OFFER.

Tenders to American Stock Transfer & Trust Company, our U.S. Tender Agent

        Eligibility; Who May Tender to, or Object to the Offer through, the U.S. Tender Agent. Shareholders who are holders of ADSs should tender their shares to, or object to the offer through, the U.S. Tender Agent.

        Valid Tender. In order for you to validly tender shares pursuant to the offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or in the case of a book-entry transfer, an agent’s message, and any other documents required by the Letter of Transmittal, must be received by the U.S. Tender Agent at its address set forth on the front cover of this document prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on the Initial Completion Date or Final Expiration Date, as applicable. In addition, certificates evidencing tendered ADSs must be received by the U.S. Tender Agent at its address or the shares must be delivered to the U.S. Tender Agent (including an agent’s message if you did not deliver a Letter of Transmittal), in each case prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on the Initial Completion Date or Final Expiration Date, as applicable.

        The term “agent’s message” means a message, transmitted by the Depository Trust Company, or DTC, to, and received by, the U.S. Tender Agent and forming part of the Book-Entry Confirmation that states that DTC has received an express acknowledgement from the participant in DTC tendering the shares that are the subject of the Book-Entry Confirmation, that the participant has received and agrees to be bound by the Letter of Transmittal and that we may enforce that agreement against that participant.

        If certificates evidencing tendered ADSs are forwarded to the U.S. Tender Agent in multiple deliveries, a properly completed and duly executed Letter of Transmittal must accompany each delivery. No alternative, conditional or contingent tenders will be accepted and no fractional shares will be purchased.

        The method of delivery of ADSs certificates and all other required documents, including through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the U.S. Tender Agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        Book-Entry Transfer. The U.S. Tender Agent will establish an account with respect to the ADSs at DTC for purposes of the offer within two business days after the date of the offer. Any financial institution that is a participant in the system of DTC may make book-entry delivery of ADSs by causing DTC to transfer such ADSs into the U.S. Tender Agent’s account at DTC in accordance with DTC’s procedures. However, although delivery of ADSs may be effected through book-entry transfer into the U.S. Tender Agent’s account at DTC, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to, and received by, the U.S. Tender Agent at its address set forth on the front cover of this document prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on the Initial Completion Date or Final Expiration Date, as applicable. Delivery of the documents to DTC or any other party does not constitute delivery to the U.S. Tender Agent.

        Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Exchange Act, except in cases where ADSs are tendered:

—	by a registered holder of ADSs who has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or

—	for the account of an eligible guarantor institution.

        If an ADS certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or an ADS certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the tendered certificate must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on the certificate, with the signature(s) on the certificate or stock powers guaranteed by an eligible guarantor institution. See Instructions 1 and 5 to the Letter of Transmittal.

        Condition to Payment. In all cases, payment for ADSs tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the U.S. Tender Agent of the certificate(s) evidencing ADSs, or a timely Book-Entry Confirmation for the delivery of ADSs, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message, and any other documents required by the Letter of Transmittal.

        The valid tender of ADSs pursuant to one of the procedures described above will constitute a binding agreement between you and us upon the terms of, and subject to the conditions to, the offer.

        Appointment. By executing the Letter of Transmittal as set forth above (including delivery through an agent’s message), you irrevocably appoint our designees as your agents, attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the shares you tendered. These powers of attorney and proxies will be considered coupled with an interest in the tendered ADSs. The appointment will be effective if, as and when, and only to the extent that, we accept your ADSs for payment. Upon our acceptance for payment, all prior powers of attorney, proxies and consents given by you with respect to such ADSs (and any and all ADSs or other securities issued or issuable in respect of your ADSs) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by you (and, if given or executed, will not be deemed effective). Our designees will, with respect to the ADSs for which the appointment is effective, be empowered to exercise all of your voting and other rights as they in their sole discretion may deem proper at any annual or special meeting of Koor’s shareholders or any adjournment or postponement of that meeting, by written consent in lieu of any meeting or otherwise. We reserve the right to require that, in order for ADSs to be deemed validly tendered, immediately upon our payment for the ADSs, we must be able to exercise full voting rights with respect to the ADSs at any meeting of Koor’s shareholders with a record date subsequent to the consummation of the offer (and at any meeting of Koor’s shareholders with a record date prior to the consummation of the offer if such ADSs were held by such tendering shareholder as of such record date).

        Objecting to the Offer. If you want to notify us of your objection to the offer with respect to all or any portion of your shares (as represented by ADSs), and:

—	you hold such ADSs directly, complete and sign the accompanying Notice of Objection and mail or deliver it to the U.S. Tender Agent prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on the Initial Completion Date; or

—	you hold such ADSs through a broker, dealer, commercial bank, trust company or other nominee, request such broker, dealer, commercial bank, trust company or other nominee to provide on your behalf the Notice of Objection to the U.S. Tender Agent through DTC’s Book-Entry Transfer System in accordance with DTC’s procedures prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on the Initial Completion Date.

        Book-Entry Transfer. The U.S. Tender Agent will establish an account with respect to the delivery of Notices of Objections for ADSs at DTC for purposes of the offer within two business days after the date of the offer. Any financial institution that is a participant in the system of DTC may make book-entry delivery of ADSs into such account in accordance with DTC’s procedures to indicate holders of ADSs that are filing Notices of Objection. However, although delivery of ADSs to indicate Notices of Objection may be effected through book-entry transfer into the U.S. Tender Agent’s account at DTC, the Notice of Objection, properly completed and duly executed, with any required signature guarantees, or a Notice of Objection agent’s message, and any other required documents must, in any case, be transmitted to, and received by, the U.S. Tender Agent at its address set forth on the front cover of this document prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on the Initial Completion Date. Delivery of the documents to DTC or any other party does not constitute delivery to the U.S. Tender Agent.

        We will disregard any Notices of Objection received by the U.S. Tender Agent after such deadline. In addition, if you submit a Notice of Objection with respect to ADSs and thereafter you deliver a Letter of Transmittal by which you tender those ADSs, we will disregard your Notice of Objection. Similarly, if you submit a Letter of Transmittal by which you tender ADSs, and thereafter you deliver to us a Notice of Objection with respect to those ADSs, we will disregard your Letter of Transmittal. If you submit a Letter of Transmittal and a Notice of Objection concurrently with respect to the same ADSs, we will disregard the Notice of Objection.

        Withdrawing your Objection. You may withdraw a previously submitted Notice of Objection at any time prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on the Initial Completion Date. For a withdrawal to be effective, a written transmission notice of withdrawal must be timely received by the U.S. Tender Agent at its address set forth on the front cover of this document. Any notice of withdrawal must specify the name of the person(s) who submitted the Notice of Objection to be withdrawn and the number of ADSs to which the Notice of Objection to be withdrawn relates. Following the withdrawal of a Notice of Objection, a new Notice of Objection may be submitted at any time prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on the Initial Completion Date by following the procedures described above.

        If Notices of Objection have been delivered pursuant to the procedures for book-entry transfer as set forth above, any notice of withdrawal must also specify the name and number of the account at DTC to be adjusted to reflect the withdrawl of such ADSs and otherwise comply with DTC’s procedures.

        If, with respect to all or any portion of your ADSs, you object to the offer during the Initial Offer Period and the conditions to the offer have been satisfied or, subject to applicable law, waived by us, you may tender such ADSs during the Additional Offer Period. See Section 3.11.4 to the Offer Document.

        Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of ADSs or notice of objection will be determined by us, in our sole discretion. This determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders or notices of objection that we determine not to be in proper form or, in the case of tenders, the acceptance for payment of which may be unlawful. We also reserve the absolute right, in our sole discretion, to waive any defect or irregularity in any tender of ADSs or notice of objection of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. A tender of ADSs or notice of objection will not have been made until all defects and irregularities have been cured or waived. None of us or any of our affiliates or assigns, the Israeli Depositary, the U.S. Tender Agent, the Information Agent, our Israeli legal counsel or any other person will be under any duty to give notification of any defects or irregularities in tenders or notices of objection or incur any liability for failure to give any notification.

        If you tender your ADSs pursuant to any of the procedures described above, it will constitute your acceptance of the terms of, and conditions to, the offer, as well as your representation and warranty to us that:

—	you have the full power and authority to tender, sell, assign and transfer the tendered ADSs (and any and all ADSs or other securities issued or issuable in respect of your ADSs); and

—	when we accept your ADSs for payment, we will acquire good and unencumbered title to your ADSs, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

        Our acceptance of your ADSs pursuant to any of the procedures described above will constitute a binding agreement between you and us upon the terms of, and subject to the conditions to, the offer.

3.	WITHDRAWAL RIGHTS.

        You may withdraw previously tendered ADSs at any time prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on the Initial Completion Date. During the Additional Offer Period, you may not withdraw shares tendered during the Initial Offer Period.

Withdrawal procedure for tenders to American Stock Transfer & Trust Company, our U.S. Tender Agent

        If you tendered your ADSs to the U.S. Tender Agent, for a withdrawal to be effective, a written transmission notice of withdrawal must be timely received by the U.S. Tender Agent at one of its addresses set forth on the front cover of this document. Any notice of withdrawal must specify the name of the person who tendered the ADSs to be withdrawn, the number of ADSs to be withdrawn and the name of the registered holder of the ADSs, if different from the name of the person who tendered the ADSs. If certificates evidencing ADSs to be withdrawn have been delivered or otherwise identified to the U.S. Tender Agent, then, prior to the physical release of the certificates, the serial numbers shown on the certificates must be submitted to the U.S. Tender Agent and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the ADSs have been tendered for the account of an eligible guarantor institution. If ADSs have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 2 above, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn ADSs and otherwise comply with DTC’s procedures.

        Withdrawals of tendered ADSs may not be rescinded. If you have properly withdrawn your ADSs, they will be deemed not to have been validly tendered for purposes of the offer. However, withdrawn ADSs may be re-tendered at any time prior to 10:00 a.m., New York time, on the Final Expiration Date by following one of the procedures described above.

Determination of Validity

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, subject to applicable law, which determination will be final and binding on all parties. None of us or any of our affiliates or assigns, the Israeli Depositary, the U.S. Tender Agent, the Information Agent, our Israeli legal counsel or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

4.	MATERIAL U.S. FEDERAL INCOME TAX AND ISRAELI INCOME TAX CONSIDERATIONS.

         Material U.S. Federal Income Tax Considerations.

        The following discussion summarizes the material U.S. federal income tax considerations of the offer applicable to the shareholders of Koor who are U.S. Holders and whose shares (or ADSs) are tendered and accepted for payment pursuant to the offer. A “U.S. Holder” means a holder of shares who is:

—	a citizen or resident of the U.S.;

—	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the U.S. or under the laws of the U.S. or of any political subdivision thereof;

—	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

—	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all of its substantial decisions.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code, administrative pronouncements and judicial decisions as of the date hereof, all of which are subject to differing interpretations or change, which change may apply retroactively and could materially affect the continued validity of this summary and the tax considerations described in this Section 4. This discussion assumes that Koor is not and has never been a “passive foreign investment company,” “controlled foreign corporation,” “foreign investment company” or “foreign personal holding company” for U.S. federal income tax purposes. This discussion addresses only shares that are held as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax considerations that may be relevant to shareholders in light of their particular circumstances or certain types of shareholders subject to special treatment, including, without limitation:

—	broker-dealers or insurance companies;

—	persons who have elected to apply a mark-to-market method of accounting;

—	tax-exempt organizations or retirement plans;

—	certain financial institutions or "financial services entities";

—	persons who hold their shares as part of a position in a "straddle" or as part of a "hedging," "conversion," or "constructive sale" transaction for U.S. income tax purposes;

—	holders who received their shares through the exercise of employee stock options or otherwise as compensation;

—	persons who hold their shares through partnerships or other pass-through entities;

—	holders owning directly, indirectly or by attribution at least 10.0% of the voting power of Koor; and

—	persons whose functional currency is not the U.S. dollar.

        In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws or the possible application of U.S. federal gift or estate tax. Holders of shares who are not U.S. Holders should consult their tax advisors regarding the U.S. federal income and withholding tax consequences and any applicable non-U.S. tax consequences of the offer. For a discussion of certain Israeli income tax considerations, see below under “Material Israeli Tax Considerations.”

        The tax discussion set forth below is included for general information purposes only. You should consult your own tax advisor to determine the specific tax consequences to you of the offer, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws based upon your particular circumstances.

        Characterization of the Purchase if Koor is not a Passive Foreign Investment Company. The receipt of cash for Koor shares pursuant to the offer will be treated as a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who sells Koor shares pursuant to the offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the shares sold pursuant to the offer. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) tendered pursuant to the offer. The gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year at the time of the consummation of the offer. For U.S. federal income tax purposes, net capital gains recognized by an individual U.S. Holder (or an estate or certain trusts) upon a disposition of shares that have been held for more than one year generally will be subject to a maximum tax rate of 15.0% (5.0% for taxpayers in the lower brackets) or, in the case of shares that have been held for one year or less, will be subject to tax at ordinary U.S. federal income rates. Special limitations apply to the use of capital losses. The top U.S. federal income tax rate applicable to income received by U.S. Holders who are corporations for U.S. federal income tax purposes is 35.0%. Such corporate U.S. Holders should consult their own tax advisors regarding the different tax consequences applicable to them with respect to sale of shares pursuant to the offer.

        U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to the sale of Koor shares pursuant to the offer.

        Information Reporting and Backup Withholding. Payments made by the U.S. Tender Agent in connection with the offer may be subject to information reporting to the IRS and possible backup withholding. Under the U.S. federal backup withholding tax rules, 28.0% of the gross proceeds payable to a shareholder or other payee pursuant to the offer must be withheld and remitted to the U.S. Treasury, unless the U.S. Holder (or other payee) who tenders its shares to the U.S. Tender Agent provides such shareholder’s (or other payee’s) taxpayer identification number (employer identification number or social security number) to the U.S. Tender Agent and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. If the U.S. Tender Agent is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the IRS. Therefore, each U.S. Holder tendering its shares to the U.S. Tender Agent should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless such shareholder otherwise establishes to the satisfaction of the U.S. Tender Agent that the shareholder is not subject to backup withholding. Specified shareholders (including, among others, all corporations and certain non-U.S. shareholders (in addition to non-U.S. corporations)) are generally not subject to these backup withholding and reporting requirements rules. Shareholders should consult with their tax advisor as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

        In order for a shareholder who is not a U.S. Holder and who tenders its ADSs to the U.S. Tender Agent to qualify as an exempt recipient, such holder must certify under penalties of perjury as to its status as a non-U.S. Holder on the appropriate IRS Form W-8, attesting to such holder’s exempt status. Holders of ADSs that are not U.S. Holders are urged to consult their tax advisor regarding the appropriate IRS Form W-8 in light of their particular circumstances. All shareholders that tender their shares to the Israeli Depositary are urged to consult their own tax advisors regarding the applicability of U.S. backup withholding to any payment received by them pursuant to the offer, including, without limitation, payments made in the U.S. or to an account maintained by such holders in the U.S.

        Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holders’ U.S. federal income tax liability, provided the required information is furnished to the IRS. Penalties apply for failure to furnish correct information and for failure to include the reportable payments in income.

Material Israeli Tax Considerations.

        The following discussion summarizes the material Israeli tax considerations of the offer applicable to Koor’s shareholders whose shares are tendered and accepted for payment pursuant to the offer. The following discussion is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended, or the Ordinance, the regulations promulgated thereunder, administrative rulings and pronouncements, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax considerations discussed below. There can be no assurance that the Israeli Tax Authority, or the ITA, or a court will not take a position contrary to the Israeli income tax considerations discussed herein or that any such contrary position taken by the ITA or a court would not be sustained. This discussion addresses only shares that are held as capital assets (generally, assets held for investment) within the meaning of the Ordinance. This discussion does not address all of the tax consequences that may be relevant to shareholders in light of their particular circumstances or certain types of shareholders subject to special treatment.

        The tax discussion set forth below is included for general information purposes only and is based on present law. Because individual circumstances may differ, you should consult your tax advisor to determine the applicability of the rules discussed below to you and the particular tax effects of the offer, including the application of Israeli or other tax laws.

        The discussion below does not address the effects of any non-Israeli tax laws. Holders of shares who are U.S. Holders should consult their tax advisors regarding the U.S. federal, state and local income tax consequences of the offer. For a discussion of certain U.S. federal income tax considerations, see above under “Material U.S. Federal Income Tax Considerations.”

        Characterization of the Purchase. The purchase of shares by us pursuant to the offer will generally be treated as a taxable transaction for Israeli income tax purposes. As a consequence of the purchase, a holder of the shares will be treated as having sold his shares.

        Israeli law generally imposes a capital gains tax on a sale or disposition of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies (such as Koor), by both Israeli residents and non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.

        Tax Rates. Pursuant to the Ordinance and the regulations promulgated thereunder, as of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be no more than 25%. Companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares (currently 31%), unless such companies were not subject to the Israeli Income Tax Law (Inflationary Adjustments), 1985 (or certain regulations) prior to August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement; and (iii) in some cases, shareholders who received their shares through the exercise of employee stock options or otherwise as compensation. The tax basis of shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price on the TASE or NYSE, as applicable, for the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Non-Israeli residents will generally be exempt from capital gains tax on the sale of the shares, provided that such shareholders did not acquire their shares prior to Koor’s initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25.0% or more in such non-Israeli corporation, or (ii) is the beneficiary of, or is entitled to, 25.0% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In addition, pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of shares by a person who (i) holds the shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, and (iii) is entitled to claim the benefits afforded to such U.S. resident by the U.S.-Israel Tax Treaty, will generally not be subject to Israeli capital gains tax unless such person has been holding, directly or indirectly, shares representing 10.0% or more of the voting power of Koor during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions, or the capital gains can be allocated to a permanent establishment in Israel. If the exemption is not available, such sale, exchange or disposition would be subject to Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such shareholder may be permitted to claim a credit for such taxes against U.S. federal income tax imposed, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

        The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential Israeli tax effects of the offer. Koor shareholders are urged to consult their own tax advisors concerning the Israeli and non-Israeli tax consequences to them of tendering their shares in the offer.

        Israeli Withholding Tax. The gross proceeds payable to a tendering shareholder in the offer will generally be subject to Israeli withholding tax at the rate of 20.0% of the shareholder’s gain on such sale. We have obtained an approval from the ITA with respect to the withholding tax rates applicable to shareholders as a result of the purchase of shares pursuant to the offer. The approval provides, among other things, that tendering shareholders who (1) certify that they are non-Israeli residents (and with respect to non-Israeli resident corporations, that Israeli residents are not controlling shareholders of the corporation (holding 25.0% or more of the means of control of such corporation), and that Israeli residents are not the beneficiaries of, or are entitled to, 25.0% or more of the revenues or profits of such corporation, whether directly or indirectly) and hold their shares directly or through a foreign (non-Israeli) broker or financial institution will not be subject to Israeli withholding tax, (2) hold their shares through an Israeli broker or financial institution will be subject to Israeli withholding tax to the extent required by Israeli law, and (3) are shareholders not described in clauses (1) and (2) above, will be subject to Israeli withholding tax at a fixed rate of 15.66% of the gross proceeds payable to them pursuant to the offer.

        More specifically, based on the approval, if you tender your ADSs to the U.S. Tender Agent:

—	the U.S. Tender Agent may be required to withhold 15.66% of the gross proceeds payable to you pursuant to the offer, unless you, upon the terms and conditions set forth in the Letter of Transmittal, either:

▶	certify, by completing the Declaration Form (Declaration of Status for Israeli Income Tax Purposes), or the Declaration Form, included in the Letter of Transmittal or otherwise delivered to you, that (1) you are NOT a “resident of Israel” for purposes of the Ordinance, and if you are a corporation that is NOT a “resident of Israel”– Israeli residents are NOT “controlling shareholders” (as defined under Section 68A of the Ordinance) of you, nor are Israeli residents the beneficiaries of, or are entitled to, 25.0% or more of your revenues or profits, whether directly or indirectly, or (2) you are a bank, broker or financial institution resident in Israel that (A) is holding the shares solely on behalf of beneficial shareholder(s) (so-called “street name” holders) and (B) is subject to the provisions of the Ordinance and regulations promulgated thereunder relating to the withholding of Israeli tax, including with respect to the gross proceeds (if any) paid by you to the beneficial shareholder(s) with respect to the shares tendered by you on their behalf. In such case, the U.S. Tender Agent will not withhold any Israeli withholding tax from the gross proceeds payable to you pursuant to the offer; or

▶	provide the U.S. Tender Agent, with a copy (which shall not constitute notice) to Goldfarb, Levy, Eran, Meiri & Co., our legal counsel in Israel, at its address set forth below, a valid certificate from the ITA entitling you to an exemption or a specified withholding tax rate, to which we refer as the ITA Waiver. In such case, the U.S. Tender Agent will withhold Israeli withholding tax (or not withhold, if you are entitled to an exemption) from the gross proceeds payable to you pursuant to the offer in accordance with such ITA Waiver.

Goldfarb, Levy, Eran, Meiri & Co.
Europe-Israel Tower
2 Weizmann Street
Tel Aviv 64239, Israel
Tel: +972-3-608-9853
Fax: +972-3-608-9810
Attn.: Ido Zemach, Adv.

        You are urged to consult your tax advisors regarding the application of Israeli income and withholding taxes (including eligibility for any withholding tax reduction or exemption, and the refund procedure).

        Please note that if you tender your ADSs to the U.S. Tender Agent and provide a Declaration Form, you also consent to the provision of your Declaration Form to the ITA in case the ITA so requests for purposes of audit or otherwise.

        All questions as to the validity, form or eligibility of any Declaration Form or ITA Waiver (including time of receipt) and, subject to applicable law, the withholding of Israeli taxes, will be determined by us, in our sole discretion. This determination will be final and binding on all parties. We reserve the absolute right to reject any or all Declaration Forms or ITA Waivers that we determine not to be in proper form or pursuant to which the failure to withhold any Israeli taxes may be unlawful. We also reserve, subject to applicable law, the absolute right, in our sole discretion, to waive any defect or irregularity in any Declaration Form or ITA Waiver of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. None of us or any of our affiliates or assigns, the Israeli Depositary, the U.S. Tender Agent, the Information Agent, our Israeli legal counsel or any other person will be under any duty to give notification of any defects or irregularities or incur any liability for failure to give any notification.

        An excerpt of the definition of an Israeli resident in the Ordinance is attached as Annex A hereto.

        The Israeli withholding tax is not an additional tax. Rather, the Israeli income tax liability of shareholders subject to Israeli withholding tax will be reduced by the amount of Israeli tax withheld. If Israeli withholding tax results in an overpayment of Israeli taxes, the holder may apply to the ITA in order to obtain a refund. However, we cannot assure you whether and when the ITA will grant such refund.

        Shareholders should consult their own tax advisors regarding the imposition of, or their qualification for exemption from, Israeli withholding tax with respect to the sale of Koor’s shares.

5.	ADDITIONAL INFORMATION.

        Pursuant to Rule 14d-1 under the Exchange Act, we have filed with the SEC a Form CB, together with exhibits, containing an English translation of the Offer Document and furnishing additional information with respect to the offer. The Form CB and any amendments thereto, including exhibits, should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at the regional offices of the SEC. Copies of this information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website http://www.sec.gov that contains reports and other information filed electronically with the SEC.

ANNEX A

Definition of Israeli Resident for Israeli Tax Purposes
(Unofficial Translation from Hebrew)

The following is an excerpt of Section 1 of the Israeli Income Tax Ordinance [New Version], 1961, as amended, which defines a “resident of Israel” or a “resident” as follows:

        “(A) with respect to an individual - a person whose center of vital interests is in Israel; for this purpose the following provisions will apply:

(1) in order to determine the center of vital interests of an individual, account will be taken of the individual’s family, economic and social connections, including, among others:

(a) place of permanent home;

(b) place of residential dwelling of the individual and the individual's immediate family;

(c) place of the individual's regular or permanent occupation or the place of his permanent employment;

(d) place of the individual's active and substantial economic interests;

(e) place of the individual's activities in organizations, associations and other institutions;

(2) the center of vital interests of an individual will be presumed to be in Israel:

(a) if the individual was present in Israel for 183 days or more in the tax year;

(b) if the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel that tax year and the two previous tax years is 425 days or more.

For the purposes of this provision, “day” includes a part of a day;

(3) the presumption in subparagraph (2) may be rebutted either by the individual or by the assessing officer;

(4) ...;

        (B)  with respect to a body of persons - a body of persons which meets one of the following:

(1) it was incorporated in Israel;

(2) the "control and management" of its business is exercised in Israel."